SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  4)*

Pattern Energy Group Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01

(Title of Class of Securities)

70338P 100

(CUSIP Number)

Dianna Rosser Aprile

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, NY 10019

(212) 993-0076

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 19, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70338P 100		13D

1	Names of Reporting Persons Pattern Renewables LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) Less than 0.1%

14	Type of Reporting Person PN

CUSIP No. 70338P 100		13D

1	Names of Reporting Persons Pattern Renewables GP LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) Less than 0.1%

14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 70338P 100		13D

1	Names of Reporting Persons Pattern Development Finance Company LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,351,960

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,351,960

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,351,960

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.4%

14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 70338P 100		13D

1	Names of Reporting Persons Pattern Energy Group LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,351,962

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,351,962

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,351,962

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.4%

14	Type of Reporting Person PN

CUSIP No. 70338P 100		13D

1	Names of Reporting Persons Pattern Energy GP LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,351,962

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,351,962

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,351,962

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.4%

14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 70338P 100		13D

1	Names of Reporting Persons Pattern Energy Group Holdings LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,351,962

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,351,962

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,351,962

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.4%

14	Type of Reporting Person PN

CUSIP No. 70338P 100		13D

1	Names of Reporting Persons Pattern Energy Group Holdings GP LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,351,962

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,351,962

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,351,962

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.4%

14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 70338P 100		13D

1	Names of Reporting Persons R/C Wind II LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,351,962

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,351,962

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,351,962

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.4%

14	Type of Reporting Person PN

CUSIP No. 70338P 100		13D

1	Names of Reporting Persons Riverstone/Carlyle Renewable Energy Grant GP, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,351,962

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,351,962

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,351,962

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.4%

14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 70338P 100		13D

1	Names of Reporting Persons R/C Renewable Energy GP II, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,351,962

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,351,962

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,351,962

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.4%

14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 70338P 100	13D

Explanatory Note

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on November 12, 2014 (as amended to date, the “Schedule 13D”), relating to the Class A common stock, par value $0.01 (the “Class A shares”) of Pattern Energy Group Inc. (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 5.                            Interest in Securities of the Issuer

Item 5(a) - (b) of the Schedule 13D is amended and restated in its entirety by inserting the following information:

The following sets forth, as of the date of this Schedule 13D, the aggregate number and percentage of Class A shares beneficially owned by each of the Reporting Persons, as well as the number of Class A shares as to which each Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, based on 87,637,816 Class A shares outstanding as of August 4, 2017.

					Sole	Shared
			Sole	Shared	power to	power to
			power to	power to	dispose or	dispose or
	Amount		vote or to	vote or to	to direct	to direct
	beneficially	Percent	direct the	direct the	the	the
Reporting Person	owned	of class	vote	vote	disposition	disposition
Pattern Renewables LP	2	*	0	2	0	2
Pattern Renewables GP LLC	2	*	0	2	0	2
Pattern Development Finance Company LLC	7,351,960	8.4%	0	7,351,960	0	7,351,960
Pattern Energy Group LP	7,351,962	8.4%	0	7,351,962	0	7,351,962
Pattern Energy GP LLC	7,351,962	8.4%	0	7,351,962	0	7,351,962
Pattern Energy Group Holdings LP	7,351,962	8.4%	0	7,351,962	0	7,351,962
Pattern Energy Group Holdings GP LLC	7,351,962	8.4%	0	7,351,962	0	7,351,962
R/C Wind II LP	7,351,962	8.4%	0	7,351,962	0	7,351,962
Riverstone/Carlyle Renewable Energy Grant GP, L.L.C.	7,351,962	8.4%	0	7,351,962	0	7,351,962
R/C Renewable Energy GP II, L.L.C.	7,351,962	8.4%	0	7,351,962	0	7,351,962

* Less than 0.1%

R/C Renewable Energy GP II is the managing member of R/C Renewable Energy Grant GP, which is the general partner of R/C Wind II, which is the managing member of PEG Holdings GP, which is the general partner of PEG Holdings, which is the managing member of Pattern Energy GP, which is the general partner of PEG LP, which is the sole member of Pattern Renewables GP, which is the general partner of Pattern Renewables. Accordingly, each of the foregoing entities may be deemed to share beneficial ownership of the shares held by Pattern Renewables. PEG LP is the sole member of Pattern Development Finance Company LLC (“Pattern Finco”). As a result, R/C Renewable Energy GP II, R/C Renewable Energy Grant GP, R/C Wind II, PEG Holdings GP, PEG Holdings,

CUSIP No. 70338P 100	13D

Pattern Energy GP and PEG LP may be deemed to share beneficial ownership of the shares held by Pattern Finco. R/C Renewable Energy GP II, LLC is managed by a five-person investment committee. Pierre F. Lapeyre, Jr., David M. Leuschen, Michael B. Hoffman, Daniel A. D’Aniello and Edward J. Mathias, as the members of the investment committee of R/C Renewable Energy GP II, LLC, may be deemed to share beneficial ownership of the shares beneficially owned by Pattern Renewables. Such individuals expressly disclaim any such beneficial ownership.

Item 5(c) of the Schedule 13D is amended and supplemented by inserting the following information:

From the date of the most recent amendment to this Schedule 13D through October 19, 2017, Pattern Finco disposed of 910,584 Class A shares, in a series of transactions pursuant to the previously disclosed trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, at prices ranging from $24.00 to $26.55 per share in open market transactions on the Nasdaq Global Select Market. Details by date, listing the number of shares of Class A shares disposed of and the weighted average price per share are provided below. The Reporting Persons undertake to provide, upon request by the staff of the SEC, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price for these transactions.

Date	Equity Shares Disposed Of	Weighted Average Price per Share
September 6, 2017	13,475	$25.3808
September 7, 2017	36,525	$25.3707
September 8, 2017	19,400	$25.2789
September 11, 2017	19,600	$25.5939
September 12, 2017	29,000	$25.6817
September 13, 2017	38,000	$25.8682
September 14, 2017	39,000	$26.1009
September 15, 2017	30,000	$26.3113
September 18, 2017	23,500	$26.2411
September 19, 2017	21,000	$26.2660
September 20, 2017	22,000	$26.3171
September 21, 2017	23,500	$26.4047
September 22, 2017	48,500	$25.8427
September 25, 2017	28,000	$25.6560
September 26, 2017	30,000	$25.7630
September 27, 2017	32,800	$25.5309
September 28, 2017	72,000	$25.0334
September 29, 2017	59,000	$24.4067
October 2, 2017	42,000	$24.1892
October 3, 2017	30,000	$24.3120
October 4, 2017	12,600	$24.1559
October 5, 2017	18,800	$24.0982
October 6, 2017	19,800	$24.1074
October 9, 2017	16,500	$24.3236

CUSIP No. 70338P 100	13D

October 10, 2017	26,000	$24.6585
October 11, 2017	30,000	$24.2631
October 12, 2017	23,000	$24.3249
October 13, 2017	26,000	$24.6734
October 16, 2017	28,000	$24.4653
October 17, 2017	23,500	$24.4569
October 18, 2017	22,000	$24.5724
October 19, 2017	7,084	$24.0034

Except for the transactions disclosed in this Item 5(c), none of the Reporting Persons or Related Persons has effected any transactions in the Class A shares of the Issuer since the most recent filing on Schedule 13D.

(d)           None.

(e)           Not applicable.

CUSIP No. 70338P 100	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      October 20, 2017

PATTERN RENEWABLES LP

By:	/s/ Dyann S. Blaine
Name:	Dyann S. Blaine
Title:	Vice President

PATTERN RENEWABLES GP LLC

By:	/s/ Dyann S. Blaine
Name:	Dyann S. Blaine
Title:	Vice President

PATTERN DEVELOPMENT FINANCE COMPANY LP

By:	/s/ Dyann S. Blaine
Name:	Dyann S. Blaine
Title:	Vice President

PATTERN ENERGY GROUP LP

By:	/s/ Dyann S. Blaine
Name:	Dyann S. Blaine
Title:	Vice President

PATTERN ENERGY GP LLC

By:	/s/ Dyann S. Blaine
Name:	Dyann S. Blaine
Title:	Vice President

CUSIP No. 70338P 100	13D

PATTERN ENERGY GROUP HOLDINGS LP

By:	/s/ Daniel M. Elkort
Name:	Daniel M. Elkort
Title:	Vice President

PATTERN ENERGY GROUP HOLDINGS GP LLC

By:	R/C Wind II LP, its managing member
By:	Riverstone/Carlyle Renewable Energy Grant GP, L.L.C., its general partner
By:	R/C Renewable Energy GP II, L.L.C., its sole member

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Authorized Person

R/C WIND II LP

By:	Riverstone/Carlyle Renewable Energy Grant GP, L.L.C., its general partner
By:	R/C Renewable Energy GP II, L.L.C., its sole member

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Authorized Person

RIVERSTONE/CARLYLE RENEWABLE ENERGY GRANT GP, L.L.C.
By:	R/C Renewable Energy GP II, L.L.C., its sole member

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Authorized Person

CUSIP No. 70338P 100	13D

R/C RENEWABLE ENERGY GP II, L.L.C.

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Authorized Person